UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Caledonia Mining Corporation Plc
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

G1757E
(CUSIP Number)

Toziyana Trust

3 Cecil Rhodes Drive

Newlands

Harare

Zimbabwe

+263 772 605 896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

James Guttman

Dorsey & Whitney LLP

161 Bay Street, Suite 4310

Toronto, ON M5J 2S1

Canada

(416) 367-7370

January 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1757E

1	NAMES OF REPORTING PERSONS Toziyana Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Zimbabwe
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,279,074(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,279,074
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,279,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.21%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC(2)

________________________________________________________
(1)        The percentages used herein are calculated based upon 17,258,923 outstanding shares of Caledonia Mining Corporation Plc as of January 6, 2023, as reported in the Issuer’s 6-K filed January 6, 2023.

(2)       Toziyana Trust is reporting on behalf of an indirect wholly-owned subsidiary, Toziyana Resources Ltd., in whose name the shares are registered. Toziyana Resources Ltd. is wholly-owned by GAT Investments (Private) Limited, which is wholly-owned by Toziyana Trust.

EXPLANATORY NOTE:

Item 1.	Security and Issuer

(a)	Title of Class of Securities:

Common Shares, no par value (the "Common Shares")

(b)	Name of Issuer:

Caledonia Mining Corporation Plc (the "Issuer")

(c)	Address of Issuer's Principal Executive Offices:

B006 Millais House, Castle Quay, St. Helier, Jersey, JE2 3EF

Item 2.	Identity and Background

(a)	Name of Reporting Person:

Toziyana Trust

(b)	Address of Principal Business Office:

The principal business office of Toziyana Trust is:

3 Cecil Rhodes Drive, Newlands, Harare, Zimbabwe

(c)	Occupation, Employment and Other Information:

The principal business of Toziyana Trust is to hold investments and grow assests on behalf of the Gapare family.

(d)	Criminal convictions:

Neither Toziyana Trust, nor Toziyana Resources Limited, a wholly owned subsidiary, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings:

Neither Toziyana Trust, nor Toziyana Resources Limited, a wholly owned subsidiary, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Toziyana Trust nor Toziyana Resources Limited was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Toziyana Trust is a trust organized under the laws of the Zimbabwe.  Toziyana Resources Limited is a corporation organized under the laws of Mauritius.

Item 3.	Source and Amount of Funds or Other Consideration:

On July 21, 2022, Toziyana Trust’s wholly owned subsidiary Toziyana Resources Ltd., the Issuer, and certain other parties entered into an agreement whereby the Issuer would purchase all of the shares of Bilboes Gold Limited in exchange for common shares of the Issuer (the “Transaction”). At closing of the Transaction on January 6, 2023, Toziyana Resources Ltd. acquired 2,279,074 Common Shares of Issuer. Additional shares will be issued as post-closing adjustments.

Item 4.	Purpose of Transaction

Toziyana Trust acquired the Common Shares through its subsidiary Toziyana Resources Ltd. for investment purposes and to exercise control over the Issuer.

Pursuant to the terms of the Transaction, Mr Victor Gapare, who is affiliated with Toziyana Trust, has been appointed as an Executive Director of the Issuer.

Item 5.	Interest in Securities of the Issuer:

(a)	The aggregate number and percentage of Common Shares beneficially owned by the Reporting Person (on the basis of a total of 17,258,923 Common Shares issued and outstanding as of January 6, 2023, as provided by the Issuer) are as follows:

(i)	Sole power to vote or to direct the vote: 2,279,074 Common Shares

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or direct the disposition: 2,279,074 shares of Common Stock

(iv)	Shared power to dispose or direct the disposition: 0 shares.

(c)	The information provided in Item 3 is hereby incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 3 of this Schedule 13D summarizes certain terms of the Transaction and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 10.1 – Agreement for the sale and purchase of the share capital of Bilboes Gold Limited dated July 21, 2022 by and between Toziyana Resources Limited, Infinite Treasure Limited, and Baker Steel Resources Trust Limited and Caledonia Mining Corporation Plc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2023

TOZIYANA TRUST

By:      /s/Victor Gapare

Name:   Victor Gapare

Title:     Officer